SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated September 6, 2016

(Commission File No. 1-13202)

Nokia Corporation

Karaportti 3

FI-02610 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒     Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐     No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐     No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐     No: ☒

Enclosures:

Nokia stock exchange release dated September 6, 2016: Nokia to offer EUR 3.50 per share for remaining Alcatel-Lucent shares and expects to reach 100% ownership by early Q4, draft joint offer document has been filed with the French stock market authority

STOCK EXCHANGE RELEASE September 6, 2016

Nokia to offer EUR 3.50 per share for remaining Alcatel-Lucent shares and expects to reach 100% ownership by early Q4, draft joint offer document has been filed with the French stock market authority

Nokia Corporation

Stock Exchange Release
September 6, 2016 at 17:45 (CET +1)

Nokia to offer EUR 3.50 per share for remaining Alcatel-Lucent shares and expects to reach 100% ownership by early Q4, draft joint offer document has been filed with the French stock market authority

The information contained in the draft joint offer document filed with the French stock market authority (Autorité des marchés financiers, “AMF”) on September 6, 2016 is preliminary and the draft is subject to future amendments. Please note that the statements in the draft joint offer document are presented as of the date of filing of the proposed public buy-out offer, followed by a squeeze-out. The public buy-out offer will not be opened until the draft joint offer document has been approved and the public buy-out offer, followed by a squeeze-out, has been cleared by the AMF.

Espoo, Finland – Nokia today announced that it has filed Nokia and Alcatel-Lucent’s draft joint offer document (projet de note d’information conjointe) with the AMF relating to Nokia’s proposed public buy-out offer in cash for the remaining Alcatel-Lucent shares (the “Shares”), bonds convertible into new or exchangeable for existing Alcatel-Lucent shares due on January 30, 2019 (the “2019 OCEANEs”), and bonds convertible into new or exchangeable for existing Alcatel-Lucent shares due on January 30, 2020 (the “2020 OCEANEs”, and together with the 2019 OCEANEs, the “OCEANEs”) it does not already own (the “Public Buy-Out Offer”). The Public Buy-Out Offer would be automatically followed by a squeeze-out in cash of the Shares and OCEANEs not tendered into the Public Buy-Out Offer (the “Squeeze-Out”, and together with the Public Buy-Out Offer, the “Offer”), in accordance with the General Regulation of the AMF.

Rajeev Suri, President and CEO of Nokia, commented: “Nokia and Alcatel-Lucent have been operating as one company since January, following the completion of our public exchange offer, and we have made exceptional progress on the integration since then. This public buy-out offer and squeeze-out will give Nokia 100% ownership of Alcatel-Lucent in early Q4 under the indicative timeline, enabling us to operate even more efficiently, and ensuring we deliver outstanding service to our customers and further value creation opportunity to our current and future shareholders.”

The Offer will be made exclusively in France and in the United States pursuant to an exemption from the U.S. tender offer rules provided by Rule 14d-1(c) and, to the extent applicable, Rule 13e-4(h)(8) of the U.S. Securities Exchange Act of 1934.

As of today, Nokia holds 95.32% of the share capital and 95.25% of the voting rights of Alcatel-Lucent, corresponding to 95.15% of the Alcatel-Lucent share capital on a fully-diluted basis. Having crossed the 95% ownership thresholds in Alcatel-Lucent and in accordance with

French takeover laws and regulations, Nokia has filed the Offer with the AMF in order to acquire 100% of Alcatel-Lucent and complete the combination of the two companies.

Nokia expects the Public Buy-Out Offer to open in the second half of September 2016, following the review and clearance of the Offer by the AMF. The Squeeze-Out would occur on the trading day following the expiration date of the Public Buy-Out Offer, which Nokia expects to occur in early October 2016.

Information disclosed in the draft joint offer document

The information contained in the draft joint offer document filed with the AMF is preliminary and the draft is subject to future amendments before being cleared by the AMF. The draft joint offer document includes more detailed information on the terms of the proposed Offer. A copy of the draft joint offer document is available on Nokia’s website at http://company.nokia.com/en/investors/financial-reports/filings-related-to-the-alcatel-lucent-transaction.

The draft joint offer document includes, without limitation, the following previously undisclosed information:

Terms of the Offer

In the context of the Public Buy-Out Offer, Nokia is offering a consideration of:

•                  EUR 3.50 per Alcatel-Lucent Share,

•                  EUR 4.51 per 2019 OCEANEs, and

•                  EUR 4.50 per 2020 OCEANEs.

In the Squeeze-Out, the Shares and OCEANEs not tendered into the Public Buy-Out Offer will be transferred automatically to Nokia on the trading day after the expiration date of the Public Buy-Out Offer, for the same consideration as the above-mentioned consideration of the Public-Buy-Out Offer.

The consideration of the Offer corresponds to the price paid by Nokia in cash acquisitions prior to the announcement of Nokia’s intention to file an Offer on June 16, 2016. In accordance with applicable rules and regulations, the consideration of the Offer has been subject to a valuation by Société Générale, the presenting bank appointed by Nokia in connection with the Offer, and a fairness opinion has been delivered by Accuracy, the independent expert appointed by Alcatel-Lucent’s Board of Directors in accordance with Article 261-1, I and II of the AMF General Regulation. The independent expert concluded in its report that the consideration of the Offer is fair for Alcatel-Lucent minority shareholders and OCEANEs holders. The valuation report of Société Générale and the fairness opinion of Accuracy are included in the draft joint offer document.

Timetable of the Offer

The timetable for the Offer is subject to approval by the AMF. Based on an indicative timetable and assuming that the AMF clearance decision is received on September 20, 2016, the Public Buy-Out Offer would be opened on September 22, 2016 and closed on October 5, 2016. The

Squeeze-Out will be implemented on the trading day after the expiration date of the Public Buy-Out Offer, which is anticipated to be October 6, 2016. The AMF will announce the definitive timetable of the Offer in due course.

Recommendation by the Board of Directors of Alcatel-Lucent

The participating members of Alcatel-Lucent’s Board of Directors have unanimously determined that Nokia’s proposed Offer is in the best interests of Alcatel-Lucent, its employees and stakeholders, and have recommended that all holders of Shares and OCEANEs tender their securities into the Public Buy-Out Offer. Alcatel-Lucent’s Board of Directors made its decision on the basis of a number of factors further detailed in the draft joint offer document filed with the AMF today, which include, inter alia, the report issued by Accuracy which concluded that the terms of the Offer by Nokia for the Shares and OCEANEs are fair.

Media Enquiries:
Nokia
Communications
Tel. +358 (0) 10 448 4900
Email: press.services@nokia.com

Investor Enquiries:
Nokia
Investor Relations
Tel. +358 4080 3 4080
Email: investor.relations@nokia.com

About Nokia

Nokia is a global leader in the technologies that connect people and things. Powered by the innovation of Bell Labs and Nokia Technologies, the company is at the forefront of creating and licensing the technologies that are increasingly at the heart of our connected lives. With state-of-the-art software, hardware and services for any type of network, Nokia is uniquely positioned to help communication service providers, governments, and large enterprises deliver on the promise of 5G, the Cloud and the Internet of Things. http://nokia.com

Microsite details

Further information on the transaction can be found at: www.newconnectivity.com

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF THAT JURISDICTION

FORWARD-LOOKING STATEMENTS

This stock exchange release contains forward-looking statements that reflect Nokia’s and Alcatel Lucent’s current expectations and views of future events and developments. Some of these forward-looking statements can be identified by terms and phrases such as “expect”, “will”, “would” and similar expressions. These forward-looking statements include statements relating to: the review and clearance of the draft joint offer document by the AMF; the expected clearance, opening and closing dates of the Public Buy-Out Offer; and the implementation date of the Squeeze-Out. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such statements. These forward-looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account the information currently available to us. These statements are only predictions based upon our current expectations and views of future events and developments. Risks and uncertainties include: the review and clearance of the Offer by the AMF, as well as other risk factors listed from time to time in Nokia’s and Alcatel Lucent’s filings with the U.S. Securities and Exchange Commission (“SEC”).

The forward-looking statements should be read in conjunction with the other cautionary statements that are included elsewhere, including Nokia’s and Alcatel Lucent’s most recent annual reports on Form 20-F, reports furnished on Form 6-K, and any other documents that Nokia or Alcatel Lucent have filed with the SEC. Any forward-looking statements made in this stock exchange release are qualified in their entirety by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us or our business or operations. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

IMPORTANT ADDITIONAL INFORMATION

This stock exchange release relates to the proposed Public Buy-Out Offer followed by a Squeeze-Out filed by Nokia with the AMF for all of the ordinary shares and OCEANE convertible bonds of Alcatel Lucent. This stock exchange release is for informational purposes only and does not constitute an offer to purchase or exchange, or a solicitation of an offer to sell or exchange, any ordinary shares or OCEANE convertible bonds of Alcatel Lucent, nor is it a substitute for Nokia and ALU’s draft joint offer document (projet de note d’information conjointe) filed with the Autorité des marchés financiers (the “AMF”) on September 6, 2016 (as amended and supplemented from time to time, the “Offer Document”). The proposed Public Buy-Out Offer followed by a Squeeze-Out is being made only through the Offer Document.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE OFFER DOCUMENT AND ALL OTHER RELEVANT DOCUMENTS THAT NOKIA OR ALCATEL LUCENT MAY FURNISHED OR FILE WITH THE SEC OR AMF WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION THAT INVESTORS AND SECURITY HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING THE PROPOSED PUBLIC BUY-OUT OFFER FOLLOWED BY A SQUEEZE-OUT.

The information contained in this stock exchange release must not be published, released or distributed, directly or indirectly, in any jurisdiction where the publication, release or distribution of such information is restricted by laws or regulations. Therefore, persons in such jurisdictions into which these materials are published, released or distributed must inform themselves about and comply with such laws or regulations. Nokia and Alcatel Lucent do not accept any responsibility for any violation by any person of any such restrictions.

The Offer Document and other documents referred to above, if furnished by Nokia or Alcatel Lucent with the SEC, will be available free of charge at the SEC’s website (www.sec.gov).

Nokia and ALU’s draft joint offer document (projet de note d’information conjointe) which contains detailed information with regard to the proposed Public Buy-Out Offer followed by a Squeeze-Out, is available on the websites of the AMF (www.amf-france.org), Nokia (www.nokia.com) and Alcatel Lucent (www5.alcatel-lucent.com).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 6, 2016	Nokia Corporation

	By:	/s/ Riikka Tieaho
		Name:	Riikka Tieaho
		Title:	Vice President, Corporate Legal